ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2020

BY EDGAR TRANSMISSION

Re:	CIRCOR International, Inc. PREC14A filed March 18, 2020 SEC File No. 1-14962
Ladies and Gentlemen:
On behalf of CIRCOR International, Inc. (the “Company”), we are providing the Company’s responses to the comments in the letter, dated March 27, 2020 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on March 18, 2020. Concurrently with the submission of this letter, the Company is also filing an amended preliminary proxy statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects the revisions referenced herein.
The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.
Preliminary Proxy Statement filed March 18, 2020

1. On the first page of the proxy statement, please include the disclosure required by Item 1(b) of Schedule 14A concerning the date the proxy statement and form of proxy are first being sent or given to shareholders.

In response to the Staff’s comment, the Company has included on the first page of the Amended Preliminary Proxy Statement the information required by Item 1(b) of Schedule 14A.
2. Mark the revised proxy statement as “preliminary” in the same manner as the form of proxy. See Rule 14a-6(e)(1).

In response to the Staff’s comment, the Amended Preliminary Proxy Statement has been marked in the same manner as the form of the proxy.

3. Consider providing the disclosure about the effect of abstentions and broker non-votes in the section of the proxy statement discussing each proposal to be voted upon at the Annual Meeting.

Ms. Christina Chalk
United States Securities and Exchange Commission
April 1, 2020

In response to the Staff’s comment, the Company has included in an explanation about the effect of abstentions and broker non-votes on each of pages 18, 19, 22 and 66 of the Amended Preliminary Proxy Statement with respect to each proposal to be voted upon at the 2020 annual meeting of stockholders.

Proposal No. 4 – Advisory Vote on Executive Compensation, page 66

4. State what action Circor intends to take if the advisory vote on executive compensation is not approved by the required majority of the votes cast at the Annual Meeting. See Item 18 of Schedule 14A.

In response to the Staff’s comment, the Company has included language on page 66 under “Proposal 4 – Advisory Vote on Executive Compensation” of the Amended Preliminary Proxy Statement.

If you have any questions or comments about this letter or need any further information, please direct any communications to the undersigned at (617) 235-4824 or tara.fisher@ropesgray.com or to my partner, Paul M. Kinsella at (617)-951-7921 or paul.kinsella@ropesgray.com.

Respectfully Submitted,

/s/ Tara Fisher
Tara Fisher